Exhibit 1

Transactions in the Shares of the Issuer by Each Reporting Person Since the Filing of Amendment No. 7 to the Schedule 13D

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 7 to the Schedule 13D by each Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold or purchased at each separate price.

PCL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/17/2025	20,707	20.42	20.28 – 22.50
11/18/2025	3,639	20.84	20.77 – 20.98
11/19/2025	8,501	20.70	20.51 – 20.82

L6

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/19/2025	5,000	20.52	20.37 – 20.68
12/01/2025	75,000	22.40	21.12 – 22.60
12/02/2025	45,000	22.72	22.35 – 22.95
12/03/2025	10,000	23.00	22.82 – 23.00